UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES
Revision of the Outlook for Performance

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 30, 2007

     For immediate release
January 30, 2007

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Revision of the Outlook for Performance
     Makita Corporation announces the following revisions in its outlook for consolidated and non-consolidated performance released with the announcement of interim results for the six months ended October 31, 2006.
1.	Revised outlook for consolidated performance during the fiscal 2007 (from April 1, 2006, to March 31, 2007)

				(Million yen)
		Operating	Income before
	Net sales	income	income taxes	Net income
Outlook announced previously (A)	260,000	41,000	42,000	29,000
Revised outlook (B)	273,000	44,500	46,000	31,700
Change (B-A)	13,000	3,500	4,000	2,700
Percentage revision	5.0%	8.5%	9.5%	9.3%
Actual results for the previous year ended March 31, 2006	229,075	45,778	49,143	40,411

(Note) Net income per share for the fiscal year is projected to be 220.59 yen.
2.	Revised outlook for non-consolidated performance during the fiscal 2007 (from April 1, 2006, to March 31, 2007)

				(Million yen)
		Operating
	Net sales	income	Ordinary profit	Net income
Outlook announced previously (A)	125,000	19,000	31,000	21,000
Revised outlook (B)	124,000	20,000	32,500	22,200
Change (B-A)	(1,000)	1,000	1,500	1,200
Percentage revision	(0.8%)	5.3%	4.8%	5.7%
Actual results for the previous year ended March 31, 2006	111,197	15,136	22,273	17,176

(Note) Net income per share for the fiscal year is projected to be 154.48 yen.

English Translation of press release originally issued in Japanese language

3.	Reasons for Revision of the Outlook
Consolidated results for the year ending March 31, 2007 are expected to show sales and profits exceeding previous outlook, helped by strong sales in Western Europe, Eastern Europe/Russia, Central and South America and the Middle East as well as the foreign exchange market that transitioned toward depreciation of the yen.
As for non-consolidated results for the year ending March 31, 2007, since the shift of the production to the China plant have been going smoothly, net sales will fall short of previous outlook. In terms of profits, it is likely to exceed previous outlook owing to the depreciation of the yen.
The above performance outlook has primarily been adjusted from the prior outlook on October 31, 2006 because of a change in exchange rate assumption, 117 yen to US$1 and 150 yen to 1 Euro for the year ending March 31, 2007 (outlook announced previously: 115 yen to US$1 and 146 yen to 1 Euro).

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language